FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For period ending June 18, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --







Notification of Transactions of Directors, Persons Discharging Managerial
                      Responsibility or Connected Persons



Following a re-valuation of the cash element of the notional investment held within the US Retirement Savings Plan ("The Plan"), which is notionally held in GSK Ordinary Share ADRs, the Administrators of the Plan notified GlaxoSmithKline plc and the under-mentioned persons on 18 June 2007 of:

(i) An increase in the notional allocation of Ordinary Share ADRs on 15 June 2007 at a price of $52.75 per share:-

     Mrs C Bruck Slaoui                                    3



(ii) A decrease in the notional allocation of Ordinary Share ADRs on 15 June 2007 at a price of $52.75 per share:-

     Dr R G Greig                                          1



This notification relates to transactions notified in accordance with Disclosure Rules 3.1.4R(1)(a) and 3.1.4R(1)(b).



S M Bicknell

Company Secretary


18 June 2007





SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: June 18, 2007                                       By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc